SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 4

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 2, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 35 Pages

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

Item 4.  Purpose of the Transaction

     Item 4 is hereby amended by the addition of the following paragraph before the last paragraph:

     Subsequent to the events reported in the preceding paragraph, counsel to the Issuer sent a letter dated August 14, 2003 to counsel to Chelsey LLC, a copy of which is filed, by incorporation by reference, as Exhibit H hereto. By letter dated September 2, 2003, a copy of which is filed as Exhibit I hereto, counsel to Chelsey LLC responded to each of the items in the foregoing letter. By letter dated September 4, 2003, a copy of which is filed as Exhibit L hereto, counsel to the Issuer responded to the foregoing letter dated September 2nd. By letter dated September 8, 2003, a copy of which is filed as Exhibit M hereto, counsel to Chelsey LLC, responded to the foregoing letter dated September 4th. All of these letters are incorporated herein by this reference.

     Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     The following paragraph is hereby added preceding the current paragraph:

     Section 5(a) of the Purchase and Sale Agreement dated as of May 19, 2003, a copy of which was filed as Exhibit A to this Statement and which is incorporated herein by this reference, provided that Chelsey LLC would indemnify Richemont Finance S.A. and its directors, officers, etc. against any third party claim arising from Chelsey LLC's investment in the Issuer or its ownership of the shares purchased from Richemont Finance S.A. (the "Shares")or the Issuer (other than the sale of the Shares to Chelsey LLC from Richemont Finance S.A.). Richemont Finance S.A. and Chelsey LLC also entered into a letter agreement dated May 19, 2003 (the "Letter Agreement") to provide, during the five-year period following the closing date, for collateral for the indemnification provision of the Purchase and Sale Agreement. Chelsey LLC subsequently deposited $10,000,000 in escrow with JP Morgan Chase Bank, thereby fulfilling one of its two obligations under the Letter Agreement. The other obligation is for Chelsey to keep free from liens either (1) the Shares or (2)(a) at least $40,000,000 from the cash proceeds from sales of the Shares or (b) other property having at least such value. Copies of the Letter Agreement and the Escrow Agreement dated as of July 2, 2003 are filed as Exhibits J and K, respectively, to this Statement and are incorporated herein by this reference.


     Item 7. Material to be Filed as Exhibits

         Exhibit A         Purchase and Sale Agreement dated as of May 19, 2003
                           between Richemont Finance S.A. and
                           Chelsey Direct, LLC. (previously filed)

         Exhibit B         Letter, dated July 7, 2003, from Mr. Thomas C. Shull
                           to Messieurs Johann Rupert and Stuart Feldman.
                           (previously filed)

         Exhibit C         Letter, dated July 11, 2003, from Chelsey Direct,
                           LLC to Mr. Thomas C. Shull. (previously filed)

         Exhibit D         Recapitalization of Hanover Direct, Inc. Summary of
                           Terms. (previously filed)

         Exhibit E         Hanover Direct, Inc. Summary of Key Points Made by
                           Chelsey Direct, LLC. August 7, 2003.(previously filed)

         Exhibit F         Letter, dated August 8, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman, Millstein, Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc., to Martin
                           Nussbaum, Esq. of Swidler Berlin Shereff Friedman,
                           LLP, counsel to Chelsey Direct, LLC. (previously filed)

         Exhibit G         Letter, dated August 11, 2003, from Martin Nussbaum,
                           Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of
                           Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

         Exhibit H         Letter, dated August 14, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman, Millstein, Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc. to Martin
                           Nussbaum, Esq. of Swidler Berlin Shereff Friedman,
                           LLP, counsel to Chelsey Direct, LLC.
                           (Incorporated by reference to the Issuer's Current
                           Report on Form 8-K filed on August 18, 2003)

         Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc.

         Exhibit J         Letter Agreement dated May 19, 2003 by and between
                           Richemont Finance S.A. and Chelsey Direct, LLC.

         Exhibit K         Escrow Agreement dated as of July 2, 2003 by and
                           among Richemont Finance S.A., Chelsey Direct LLC and
                           JP Morgan Chase Bank, as Escrow Agent.

         Exhibit L         Letter, dated September 4, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman, Millstein, Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc., to Martin
                           Nussbaum, Esq. of Swidler Berlin Shereff Friedman,
                           LLP, counsel to Chelsey Direct, LLC.

         Exhibit M         Letter, dated September 8, 2003, from Martin
                           Nussbaum, Esq. of Swidler Berlin Shereff Friedman,
                           LLP, counsel to Chelsey Direct, LLC, to Sarah
                           Hewitt, Esq. of Brown, Raysman, Millstein, Felder &
                           Steiner LLP, counsel to Hanover Direct, Inc.

                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 3 to the Statement on Schedule 13D is true, complete and correct.

Date: September 8, 2003
                           Chelsey Capital Profit Sharing Plan

                           By: /s/ William B. Wachtel
                             William B. Wachtel, its Trustee



                           Chelsey Direct, LLC

                           By: /s/ William B. Wachtel
                             William B. Wachtel, its Manager



                             /s/ William B. Wachtel
                               William B. Wachtel



                             DSJ International Resources Ltd.

                             By: /s/ Stuart Feldman
                               Stuart Feldman, its President



                               /s/ Stuart Feldman
                                 Stuart Feldman

                                  Exhibit Index

         Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc.

         Exhibit J         Letter Agreement dated May 19, 2003 by and between
                           Richemont Finance, S.A. and Chelsey Direct, LLC.

         Exhibit K         Escrow Agreement dated as of July 2, 2003 by and
                           among Richemont Finance S.A., Chelsey Direct LLC and JP Morgan Chase Bank, as Escrow Agent.

                                    Exhibit I

                        SWIDLER BERLIN SHEREFF FRIEDMAN, LLP



                                 NEW YORK OFFICE
                              THE CHRYSLER BUILDING       WASHINGTON, DC OFFICE
                              405 LEXINGTON AVENUE       THE WASHINGTON HARBOUR
MARTIN NUSSBAUM               NEW YORK, NY 10174   3000 K STREET, NW, SUITE 300
TELEPHONE:  (212) 891-9276  TELEPHONE (212) 973-0111 WASHINGTON, DC  20007-5116
FACSIMILE:  (212) 891-9255  FACSIMILE (212) 891-9598 TELEPHONE : (202) 424-7500
MNUSSBAUM@SWIDLAW.COM            WWW.SWIDLAW.COM     FACSIMILE:  (202) 424-7647

                                          September 2, 2003



BY FACSIMILE


Sarah Hewitt
Brown Raysman Millstein Felder & Steiner
900 Third Avenue
New York, New York 10022

Dear Sarah:

 I am responding to your letter of August 14, 2003. Once again, you are casting aspersions, rather than addressing the merits of the proposal of Chelsey Direct LLC ("Chelsey"). While we believe that the resources of Hanover Direct, Inc. ("Hanover") could be more productively applied, on this occasion I will respond.

 First, I would point out a fundamental omission from the recitation in your letter regarding the background for the meeting between Chelsey and the Board of Directors of Hanover. You omit to say that Chelsey had been requested to present a cash price at which it would be prepared to sell its equity stake to Hanover, which would appear to be Hanover's real agenda. I indicated to you before the meeting that Chelsey did not believe that to be a productive line of discussion since it emphasized the tensions between the Series B Preferred and Common Stock; nevertheless, this was one of the two questions asked by Tom Shull at the meeting.

 My comments below correspond to the paragraph numbers in your letter.

1. You ask how Chelsey can reconcile the statement in its 13D that it "ascribes no value to the common shares" with its statement that it intends to profit from its investment in [Hanover] in a transaction that aligns the interests of all of the holders of equity." The two statements are not inconsistent. By Hanover's own account, there is no source of proceeds to satisfy the mandatory redemption of the Series B Preferred Stock (the "Preferred Stock")in 2005 and it will be unlikely to be able to satisfy such obligation. The Preferred Stock thereby creates an overhang on Hanover's capital structure which, in Chelsey's view, makes it impossible to ascribe any value to the Common Stock. Chelsey's recapitalization proposal, would reduce by 50% the accreted value of the Preferred Stock and would delay the mandatory redemption until 2009. As a result, the depressive effect on the value of the common stock would be significantly diminished. Chelsey would receive additional shares of Common Stock in exchange for the reduction in the accreted value of the Preferred Stock. Even after reflecting dilution in the Common Stock, the current Common Stockholders would achieve greater value than is currently available to them under any likely growth plan. Therefore, the interests of Chelsey and other holders of the Common Stock would be aligned.

 2. We understand that Hanover is embarrassed about the misleading way in which it handled the negotiations with Chelsey that preceded Chelsey's purchase from Richemont Finance S.A. ("Richemont"). I nonetheless find it surprising that you could write that Hanover is unaware of any concrete efforts on Chelsey's part to work with Hanover to purchase the equity block held by Richemont. You are well aware of the meetings between Chelsey and Hanover management in which Chelsey sought to negotiate a three way transaction which would ultimately result in Hanover's repurchase of the block.
     Chelsey was fully prepared to negotiate a transaction that would have facilitated the repurchase of the equity block by Hanover. At the time, Hanover management represented to Chelsey that its loan agreement would preclude a repurchase of the block. Chelsey would thereafter learn that Hanover was simultaneously negotiating with Richement to buy the block. More recently, we learned from documents produced by Hanover in discovery, that Hanover was seeking to purchase the block of Common Stock owned by Richement for $.10 per share. This is particularly surprising in light of Hanover's protestations about Chelsey's view as to the depressive effect of the Preferred Stock on the value of the Common Stock.

3. Your characterizations regarding the confidentiality agreement between Richement and Hanover as being an impediment to Hanover's ability to deal honestly with Chelsey in its negotiations to arrange a three party transaction are disingenuous. Obviously, Hanover could have sought Richemont's permission to make full disclosure to Chelsey.

4. Hanover did not, as your letter would have us believe, immediately seek clarification from a court in order to resolve an ambiguous situation. Before seeking judicial relief or guidance, Hanover engaged in self help by unilaterally refusing to perform the ministerial act of transferring record ownership of the shares acquired by Chelsey. Over a period of weeks, Chelsey made repeated requests for transfer accompanied by opinions of counsel; and then, when Hanover could milk the delay no longer, it commenced a declaratory judgment action. Hanover's refusal to transfer record ownership of the shares was nothing more than a transparent attempt to muddy the waters after the transfer from Richemont to Chelsey had been made. Hanover is seeking to use a legal protection available to Chelsey, i.e. its right to full disclosure from Richemont, (which Chelsey had knowingly waived) as a sword to achieve Hanover's own ends. We would also question how Hanover could contend that Richemont was restricted in its ability to sell by virtue of its possession of inside information in light of Tom Shull's purchases of the Company's Common Stock. Now that Richemont has voluntarily appeared in this action, we look forward to a prompt judicial resolution.

5. You appear to be splitting hairs in your distinction between Chelsey's statement that Hanover has acknowledged that, absent a significant asset disposition, it cannot honor its obligation to redeem the Preferred Stock and Hanover's statement that it is unlikely to be able to redeem the Preferred Stock. Moreover, since your letter, Hanover has in fact acknowledged that it will be unable to effect the 2003 redemption.

6. Chelsey's statement that the Certificate of Designations obligates Hanover to redeem the Preferred Stock on August 31, 2005is accurate. The Certificate of Designations provides that if, at such date, Hanover does not have sufficient capital and surplus legally available to redeem the preferred Stock, Hanover is required to take all measures permitted under the Delaware General Corporation Law to increase the amount of its capital and surplus legally available and continue to do so until all of the shares of Preferred Stock are redeemed. These measures would include, among other things, a revaluation of the surplus based upon the then fair market value of the assets. You are correct that the redemption obligation is subject to the terms and conditions of the working capital facility. I would bring to your attention in that regard, that the Certificate of Designations precludes any modification or refinancing of the facility on terms which are less favorable to the Preferred Stock holders, as to specified provisions intended to protect the redemption obligation, than the version of the facility in place at the end of 2001. If any disclosure is lacking, it is Hanover's public disclosures as to the import of these provisions.

7. You refer to the improvement in Hanover's operating income and comparative EBITDA from 2000 to 2002. These improvements came from the disposal of operations that were incurring significant losses rather than an improvement in the remaining businesses. You choose not to mention the substantial decline in revenues over the same period of almost $150 million. While the sale of the Improvements business accounted for a large part of this reduction, disturbingly, revenues from continuing operations continue to decline, i.e., by 6.9% from 2001 to 2002 and an additional 6.8% for the first six months of 2003 compared with the prior year. Although gains in internet sales offset what would have been an even greater decline in Hanover's revenues, these gains are hardly sufficient to generate the growth model needed to restore value to the Common Stock. Hanover's scarce resources have led to a continued reduction in catalogue circulation which has substantially eroded any platform for meaningful growth. Chelsey looks forward to working cooperatively with the Board and management of Hanover to better understand the company's prospects. As Chelsey has said, it believes that if management's program is the course of action that is best suited to creating shareholder value, that program should be supported.

8. As to opportunities to enable Hanover to redeem the Preferred Stock, I would again suggest that you look at the lapses in Hanover's public disclosures before throwing stones at Chelsey. Hanover should make full public disclosure of its discussions regarding asset dispositions. This would enable all of Hanover's shareholders to adequately assess the company's ability to redeem the Preferred Stock.

9. Chelsey's recapitalization proposal would reduce the cost of redeeming the Preferred Stock by 50% and delay the redemption until 2009.. Chelsey's estimates of growth necessary to match its recapitalization proposal were premised upon the generous assumption that Hanover would have an enterprise value of 6 to 7 times EBITDA. The first $145 million of sale proceeds would be distributable to the Preferred Stock if the recapitalization proposal is rejected. In order to achieve an enterprise value in excess of the sum of Hanover's debt, obligations and the liquidation preference of the Preferred Stock, Hanover's EBITDA would have to increase by 400%. To achieve a return equal to Chelsey proposal, Hanover's EBITDA would have to increase by in excess of 500% and perhaps as much as 800%. I am certain that Hanover can do the math itself. The growth levels are staggering.

10. Chelsey's disinclination to enter into a confidentiality agreement with Hanover is for reasons well understood by Hanover. Chelsey does not wish to limit its flexibility with respect to its equity stake. Moreover, Hanover seems to delight in using confidentiality agreements to further its own ends. Witness the pending litigation against the transfer by Richement. If Hanover believes it has material undisclosed opportunities, it should be open with its public shareholders and disclose those opportunities.

11. Your reference to significant contingent liabilities and obligations to severed employees seems inconsistent with the first ten points in your letter and only makes Chelsey's case more strongly. Hanover simply cannot satisfy its redemption obligations with respect to the Preferred Stock and needs to be realistic about considering alternatives. As to triggering a default under Hanover's secured lending facility, that facility requires refinancing in the short term in any event. Hanover will need to address its Preferred Stock obligation as a condition to that refinancing. It would be better to address that need sooner than later. I submit that it would be more likely that a restructured loan facility could be negotiated with the participation of the Preferred Stock than Hanover could do on its own within the limits of the Certificate of Designations governing the Preferred Stock.

I would suggest that, rather than continuing to throw bricks at Chelsey, Hanover work with Chelsey in facilitating the only possible opportunity to create value for both the holders of the Preferred Stock and the Common Stock.

                                                     Very truly yours,


                                                     Martin Nussbaum

                                    Exhibit J


Richemont Finance S.A.
35 Boulevard Prince Hanri
L 1724 Luxembourg

Chelsey Direct, LLC
712 Fifth Avenue
45th Floor
New York, NY  10019

May 19, 2003


Reference is made to that certain Purchase and Sale Agreement, of even date herewith, between Chelsey Direct, LLC and Richemont Finance S.A. (the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement.

Notwithstanding Section 6(a) of the Agreement, the parties agree that this letter agreement shall set forth certain understandings and agreements of the parties with respect to Section 5 of the Agreement and shall form an integral part of the consideration for, and as a material inducement for the parties to enter into, the Agreement and the transactions contemplated thereby.

Chelsey hereby agrees that commencing at the time of the Closing and until the fifth anniversary of the Closing (the "Support Period") it will, and will agree to cause its affiliates to, maintain the record and beneficial ownership by Chelsey, free and clear of any Lien, of (x) either the Shares purchased pursuant to the Agreement or not less than US$40 million of any cash proceeds (or other property having a value equal to at least US$40 million) recognized upon any transfer, sale or other disposition of all or a portion of the Shares and (y) at least US$10 million (the "Secured Amount") in a blocked account at a United States bank that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $1 billion (a "Qualified Bank") which Secured Amount in the blocked account, pursuant to the terms of the account deposit, may not be accessed or released without the prior written consent of Richemont. As soon as possible following the Closing, Chelsey shall obtain for the benefit of Richemont an irrevocable letter of credit in the amount of US$10 million issued by a Qualified Bank to secure Chelsey's obligations pursuant to the Agreement (the "LC"), such LC having a term equal to the Support Period. Upon delivery of the LC to Richemont and delivery by Richemont of notice to Chelsey that the form and substance of such LC is reasonably acceptable to Richemont, the obligations of Chelsey pursuant to clause (y) of the second preceding sentence shall terminate. If such an acceptable LC is not delivered to Richemont within 20 days of the Closing, the Secured Amount shall be delivered to an escrow agent selected by Richemont to be held by such escrow agent in an interest-bearing account for the duration of the Support Period as security for Chelsey's obligations pursuant to the Agreement. Notwithstanding anything to the contrary contained herein, in the event any Indemnified Party has given Chelsey notice of any claim pursuant to

Section 5(a) of the Agreement prior to the fifth anniversary of the Closing, the Support Period shall be extended, for all purposes, beyond the fifth anniversary of the Closing until the final, non-appealable disposition of such claim.

Chelsey shall be notified promptly in writing of any loss, liability, claim, damage, or expense of an Indemnified Party involving a third party claim and subject to indemnification pursuant to Section 5(a) of the Agreement, provided that any failure to notify Chelsey shall not relieve Chelsey from any liability which it may have to any Indemnified Party pursuant to Section 5 of the Agreement except and only to the extent Chelsey actually and materially has been prejudiced by such failure. Chelsey shall be entitled to assume the joint defense of any Indemnified Party in any action, claim or proceeding relating to any such losses, liabilities, claims, damages, or expenses, and upon such assumption Chelsey shall be liable hereunder for fees and disbursements of only one counsel chosen by the Indemnified Parties (pursuant to the following sentence) incurred subsequent to the date of such assumption. Any Indemnified Party may jointly defend any such claim, action or proceeding with counsel of its choice (subject to the preceding sentence) and, in such case, will reasonably cooperate with Chesley in such defense. Chelsey shall not effect any settlement, compromise or consent to entry of any judgment with respect to any such action, claim or proceeding without the prior written consent of any Indemnified Party subject to such action, claim or proceeding, unless the settlement, compromise or consent includes only monetary remedies and all such remedies shall be fully indemnified by Chelsey pursuant to Section 5(a) of the Agreement.

The terms of Sections 6(b), (c), (d), (e), (g), (h), (i), (k), (l), (m) and (n) are incorporated herein by reference and shall apply to the terms of this letter agreement.

It is expressly agreed that each of the Indemnified Parties (other than Richemont) shall be third party beneficiaries of this letter agreement and shall be entitled to enforce it in accordance with its terms. IN WITNESS WHEREOF, Richemont and Chelsey have executed this Agreement as of the date first above written.

                                      RICHEMONT FINANCE S.A.


                                      By: ___________________________
                                            Name:
                                            Title:


                                      CHELSEY DIRECT, LLC


                                      By: ___________________________
                                            Name:
                                            Title:

                                 Exhibit K

                              ESCROW AGREEMENT


          ESCROW AGREEMENT (this "Escrow Agreement"), dated as of July 2, 2003, by and among Richemont Finance S.A., a societe anonyme organized under the laws of the Grand Duchy of Luxembourg ("Richemont"), Chelsey Direct, LLC, a Delaware limited liability company ("Chelsey"), and JPMorgan Chase Bank, a New York corporation as escrow agent (the "Escrow Agent").

                              W I T N E S S E T H:

          WHEREAS, Richemont and Chelsey have entered into a Purchase and Sale Agreement, dated as of May 19, 2003 (the "Purchase Agreement"), which provides for the purchase by Chelsey of the Shares (as defined in the Purchase Agreement), subject to the terms and conditions set forth in the Purchase Agreement;

          WHEREAS, pursuant to the third paragraph of that certain Side Letter, dated as of May 19, 2003, by and between Richemont and Chelsey (the "Side Letter"), Chelsey is obligated to obtain an irrevocable letter of credit ("LC") in the amount of US$10 million to secure Chelsey's obligations pursuant to the Purchase Agreement (the "Obligations") within 20 days of the Closing;

          WHEREAS, Richemont and Chelsey agree that in lieu of obtaining the LC, Chelsey will deliver US$10 million (the "Escrow Amount") to the Escrow Agent to be held by the Escrow Agent in an interest-bearing account as security for the Obligations; and

          WHEREAS, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement unless otherwise specified.

          NOW, THEREOFRE, in consideration of the foregoing and the mutual promises and undertakings set forth herein, the parties hereto agree as follows:

          1. Appointment of Escrow Agent. Richemont and Chelsey hereby appoint the Escrow Agent as escrow agent hereunder, and the Escrow Agent herby accepts such appointment, subject to the terms and conditions contained herein.

          2. Deposit of Funds into Escrow Account. Concurrently with the execution of this Escrow Agreement, Chelsey has deposited with the Escrow Agent the Escrow Amount all of which funds shall be held by the Escrow Agent in an interest-bearing escrow account (the "Escrow Account") at the Escrow Agent (the Escrow Amount, excluding any interest or other income earned thereon, for the purposes set forth herein, the "Escrow Fund") and distributed in accordance with the terms hereof. The Escrow Agent hereby acknowledges receipt of the Escrow Amount. The Escrow Fund and any interest or other income earned thereon will be invested as provided in Section 4 of this Escrow Agreement.

          3.   Liabilities, etc. Covered. The Escrow Agent shall hold the
Escrow Fund in accordance with the terms of this Escrow Agreement. The Obligations of Chelsey shall be secured by the Escrow Fund. The parties acknowledge and agree that the Escrow Fund shall be a source for satisfying such obligations, but shall not be the sole source of satisfaction of such obligations, which obligations are full-recourse obligations of Chelsey as provided in the Purchase Agreement.

          4.   Investment of Funds.

               (a) The Escrow Agent shall invest and reinvest the funds deposited in the Escrow Account in the Trust Account with the JP Morgan Chase Bank at a rate of 30 day LIBOR minus 35 bps.

               (b) All interest or other income received from the investment and reinvestment of the Escrow Fund as provided in Section 4 shall be held by the Escrow Agent and invested in accordance with this Section 4 and distributed to Chelsey upon the request of Chelsey, but such request may not be made more than once per quarter.

          5. Procedures for Disbursement of Escrow Fund. The Escrow Agent shall be authorized to make disbursements of the Escrow Fund from the Escrow Account in accordance with the following provisions, or as provided in Section 6 hereof, but not otherwise:

               (a) If a certificate executed by Richemont is delivered to the Escrow Agent and Chelsey (the "Distribution Notice") which instructs the Escrow Agent to distribute all or a specified portion of the Escrow Fund in a particular manner to any person or persons in order to satisfy Obligations of Chelsey under the Purchase Agreement which Distribution Notice shall set forth in reasonable detail the Obligation, all or such portion of the Escrow Fund shall be so distributed by the Escrow Agent 10 days after delivery of the Distribution Notice, unless prior to the end of such 10-day period Chelsey shall have delivered to the Escrow Agent and Richemont a certificate stating that it disputes all or part of the Distribution Notice and sets forth in reasonable detail the reason for such dispute. During such 10-day period, Chelsey shall be entitled to request and receive reasonable evidence from Richemont of the Obligations described in the Distribution Notice. At the end of the 10-day period, the Escrow Agent shall make disbursements from the Escrow Fund for any portion of the Distribution Notice as to which Chelsey has not delivered a notice of dispute.

               (b) If a Certificate executed by Richemont and Chelsey is delivered to the Escrow Agent which instructs the Escrow Agent to distribute all or a specified portion of the Escrow Fund (an "Agreement Notice") in a particular manner to any person or persons, all or such portion of the Escrow Fund shall be so distributed by the Escrow Agent.

               (c) Notwithstanding anything to the contrary in this Section 5 hereof, in the event any court order, judgment, decree, attachment or levy (an "Order") is issued with respect to all or any portion of the Escrow Fund, the Escrow Agent shall provide written notice ("the Order Notice") to the parties hereto of the Order and shall comply therewith and provide written notice to the parties hereto unless compliance therewith is stayed by court order.

               (d) Except as set forth in Section 5(a) above, all payments hereunder shall be made within five business days of the Escrow Agent's receipt of a Distribution Notice or Agreement Notice or within five business days of Chelsey's receipt of the Order Notice, as the case may be, and shall be made by wire transfer of immediately available funds to such bank account or accounts designated in writing to the Escrow Agent by (i) Chelsey in the case of payments to Chelsey made pursuant to a Distribution Notice, Agreement Notice or Order;
(ii) Richemont in the case of payments to Richemont or any other Indemnified Party made pursuant to a Distribution Notice, Agreement Notice or Order.

          6. Distribution of Escrow Fund to Chelsey. On May 20, 2008 (or the next business day in the event that such anniversary is a Saturday, Sunday or banking holiday) (the "Release Date"), the Escrow Agent shall disburse to Chelsey the remaining amount of the Escrow Fund then outstanding; provided, however, that if any Distribution Notice, Agreement Notice or any Order, as the case may be, is received by the Escrow Agent prior to May 20, 2008, the Escrow Agent shall first make the disbursement required by such Distribution Notice, Agreement Notice or Order, as the case may be, and then shall make the disbursement pursuant to this Section 6; provided, further, that if prior to May 20, 2008 the Support Period (as defined in the Side Letter) has been extended in accordance with the terms of the Side Letter and written notice of such extension shall have been delivered to the Escrow Agent by Richemont or Chelsey, the Release Date shall be deferred indefinitely until a certificate executed by Richemont and Chelsey is delivered to the Escrow Agent notifying the Escrow Agent of the end of the Support Period. This Section 6 shall be subject in all respects to Section 9 hereof.

               (a) In the event fund transfer instructions are given (other than in writing at the time of the execution of the Agreement), whether in writing, by telecopier or otherwise the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on the call-back schedule attached hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in the Call-Back Schedule, the Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of your executive officers, ("Executive Officers"), which shall include the titles of Manager, President or Chief Financial Officer, as the Escrow Agent may select. Such "Executive Officer" shall deliver to the Escrow Agent a fully executed Incumbency Certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Richemont or Chelsey to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. The Escrow Agent may apply any of escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

          7.   Escrow Agent's Duties and Fees.

               (a) Duties Limited. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. Except as provided herein, the Escrow Agent shall not be subject to, or have any liability or responsibility under, nor be obligated to recognize, any other agreements or directions or instructions of any of the parties hereto or any other person in carrying out its duties hereunder. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceeding which relates to this Escrow Agreement.

               (b) Reliance. The Escrow Agent may rely upon, and shall be protected in acting or refraining from acting upon, any written notice, instructions or requests furnished to it pursuant to the terms and provisions of this Escrow Agreement and believed by it to be genuine and to have been signed or presented by the proper party or parties in a timely fashion. The Escrow Agent shall also be protected in refraining from acting upon any such notice, instructions or requests furnished to it and believed by it not to be genuine or timely furnished.

               (c) Good Faith. Chelsey hereby agrees to indemnify the Escrow Agent and its officers, directors and employees for, and hold the Escrow Agent and such persons harmless against, any claims, losses, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys' fees) of any kind incurred by the Escrow Agent without willful misconduct, recklessness, gross negligence or bad faith on its part, arising out of or in connection with this Escrow Agreement and the performance of its duties hereunder, including any litigation arising from this Escrow Agreement or involving the subject matter hereof (other than any claim made against the Escrow Agent by Richemont or Chelsey). Anything in this agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood for such loss or damage and regardless of the form of action. The Escrow Agent shall not be responsible or liable for any act or failure to act hereunder except in the case of its willful misconduct, recklessness, gross negligence or bad faith. This Section 7(c) will survive termination of this Escrow Agreement.

               (d) Successor Escrow Agents. The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation to Richemont and Chelsey not less than 60 calendar days prior to the effective date thereof, specifying the date upon which such resignation shall take effect. In addition, Richemont and Chelsey, acting jointly, shall have the right to terminate the appointment of the Escrow Agent by giving it notice in writing of such termination, specifying the date upon which such termination shall take effect. In the event of the resignation or termination of the Escrow Agent, Richemont and Chelsey shall appoint a successor before the effective date thereof and shall give written notice to the Escrow Agent then serving of such appointment and if the parties hereto shall fail to name a successor escrow agent before the effective date thereof, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. Upon demand of the successor Escrow Agent, and payment by Chelsey of the Escrow Agent's fees and expenses, all funds and property in the Escrow Account shall be turned over promptly to such successor Escrow Agent who shall thereupon be bound by all of the provisions hereof.

               (e) Fees. The Escrow Agent shall be paid a fee in accordance with the schedule set forth on Exhibit 1 attached hereto, and shall be reimbursed for any reasonable and documented out-of-pocket expenses reasonably incurred by it in carrying out its duties hereunder. Chelsey shall be responsible for the payment of such fees and expenses.

               (f) Additional Documents. Richemont and Chelsey agree to execute and deliver to the Escrow Agent such additional documents as it may reasonably request to evidence termination of this Escrow Agreement and evidence their consent to the distribution of funds from the Escrow Account.

          8.   Taxes.

               (a) All interest or other income earned on any funds held by the Escrow Agent in the Escrow Account shall be considered the currently reportable income, for federal income tax purposes, of Chelsey. The Escrow Agent annually shall file information returns with the United States Internal Revenue Service and payee statement with Chelsey, documenting such interest or other income payments. Chelsey shall provide the Escrow Agent all forms and information necessary to complete such information returns and payee statements.

               (b) Each party agrees to provide the Escrow Agent with a certified tax identification number by signing and returning a W-9 or W-8 to the Escrow Agent within 10 days from the date hereof. Chelsey understands that, in the event such tax identification numbers are not certified to the Escrow Agent, the Internal Revenue Code may require withholding of a portion of any interest or other income earned on the investment of the Escrow Fund.

               (c) Should the Escrow Agent become liable for the payment of taxes, including withholding taxes, relating to income derived from any funds held by it in the Escrow Account or any payment made hereunder, the Escrow Agent may pay such taxes from the Escrow Fund.

          9. Dispute Resolution. Subject to Section 5 above, in the event that Richemont receives notice or becomes aware of any loss, liability, claim, damage, or expense of an Indemnified Party involving a third party claim which, in Richemont's good faith belief, may result in a claim against Chelsey pursuant to the Obligations set forth in Section 5 of the Purchase Agreement (a "Claim"), Richemont shall be entitled to give notice to such effect to Chelsey and the Escrow Agent. Subject to Section 5 above, the Escrow Agent, upon receipt of written notice which notice shall specify Richemont's reasonable estimate of the maximum amount of the potential Claim ("Richemont's Estimated Amount"), is authorized and directed to retain in its possession without liability to any persons or party, Richemont's Estimated Amount of the Escrow Fund (or, if Richemont's Estimated Amount would require setting aside an amount of the Escrow Fund that exceeds the full amount of the Escrow Fund remaining in escrow, the entire Escrow Fund so remaining) until such Claim shall have been settled either by the mutual agreement of the parties involved or by an Order.

          10. Consent to Jurisdiction and Service. The parties consent and submit to the jurisdiction of the courts of the State of Delaware and of any federal court located in the State of Delaware in connection with any actions or proceeding brought against the parties hereto by the Escrow Agent arising out of or in relation to this Escrow Agreement. In any such action or proceeding the parties hereto hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and agree that service thereof may be made by certified or registered first class mail directed to the parties hereto at the addresses set forth below.

          11. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be given in writing and shall be (a) personally delivered, (b) sent by overnight courier or by registered mail, postage prepaid, or (c) sent by telephonic facsimile transmission, with receipt confirmed. All such communications shall be addressed as follows:

                                        If to Richemont:
                                        Richemont Finance S.A.
                                        35 Boulevard Prince Henri
                                        L 1724 Luxembourg
                                        Fax:  011-4141-711-7138
                                        Attention: Alan Grieve

                                        with a copy to:
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        Four Times Square
                                        New York, NY  10036-6522
                                        Fax: (212) 735-2000
                                        Attention:  Morris J. Kramer

                                        If to Chelsey:
                                        Chelsey Direct LLC
                                        712 Fifth Avenue
                                        45th Floor
                                        New York, NY  10019
                                        Fax: (212) 909-9450
                                        Attention:  William B. Wachtel
                                        with a copy to:
                                        Wachtel & Masyr, LLP
                                        110 East 59th Street
                                        New York, NY  10022
                                        Fax: (212) 909-9450

                                        If to the Escrow Agent
                                        JP Morgan Chase Bank
                                        4 New York Plaza, 15th Floor
                                        New York, NY  10004
                                        Attn:  Linda Ramos-McCollum
                                        Fax: (212) 623-6380/6168

or to such other addresses as any such party shall deliver to the other parties in writing.

          12. Termination. This Escrow Agreement may be terminated at any time by and upon the receipt of, and compliance by the Escrow Agent with, a written notice of termination executed by each of Chelsey and Richemont directing the distribution of all property then held by the Escrow Agent under and pursuant to this Escrow Agreement. This Escrow Agreement shall automatically terminate if and when all of the Escrow Fund (and all the securities in which any of the Escrow Fund shall have been invested) shall have been distributed by the Escrow Agent in accordance with the terms of this Escrow Agreement.

          13.   Miscellaneous.

               (a) Benefit of Parties. This Escrow Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall be and become successor Escrow Agent hereunder and vested with all the trusts, powers, discretions, immunities, privileges and all other matters as was its predecessor, without the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding. Except as otherwise provided herein, no assignment or attempted assignment of this Escrow Agreement or any interest hereunder shall be effective without the written consent of Richemont, Chelsey and the Escrow Agent. Except as otherwise expressly set forth herein and for the Indemnified Parties who are the beneficiaries of Section 5 of the Purchase Agreement, no person shall be, or be deemed to be, a third party beneficiary of this Escrow Agreement. Any assignment of rights or delegation of duties under this Escrow Agreement by a party hereto without the prior written consent of the other parties hereto, if such consent is required hereby, shall be void.

               (b) Governing Laws. THIS ESCROW AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CHOICE OF LAW PRINCIPLES.

               (c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS ESCROW AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS ESCROW AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS ESCROW AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (iii) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS ESCROW AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

               (d) Attorneys' Fees. Should any litigation or arbitration be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Escrow Agreement or the rights and duties of any person or entity hereunder (including any litigation or arbitration relating to the Obligations set forth in the Purchase Agreement), the party or parties prevailing in such proceeding shall be entitled, in addition to such other relief as may be granted, to the reasonable attorneys' fees and court costs incurred by reason of such litigation or arbitration.

               (e) Severability. If any provision of this Escrow Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Escrow Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

               (f) Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be considered to be one agreement.

               (g) Amendments; Waivers. This Escrow Agreement may be amended, waived, supplemented or otherwise modified only by a written instrument executed by the parties hereto. The waiver by any party hereto of a breach of any provision of this Escrow Agreement shall not operate or be construed as a waiver of any subsequent breach.

               (h) Entire Agreement. This Escrow Agreement contains all of the terms agreed upon between the parties with respect to the subject matter hereof.

               (i) Force Majeure. In the event that any party to this Agreement is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other cause reasonably beyond its control, such party shall not be liable for damages to the other parties for any unforeseeable damages resulting from such failure to perform otherwise from such causes. Performance under this Agreement shall resume when the affected party is able to perform substantially that party's duties.

          IN WITNESS WHEREOF, each of Chelsey, Richemont and the Escrow Agent has signed or caused this Escrow Agreement to be signed by its duly authorized representative as of the date first above written.


                            CHELSEY DIRECT, LLC


                            By:/s/William B. Wachtel     .
                                  Name: William B. Wachtel
                                  Title: Manager



                            RICHEMONT FINANCE, S.A.


                            By:/s/Morris J. Kramer       .
                                  Name: Morris J. Kramer
                                  Title: Attorney-in-Fact



                            THE ESCROW AGENT:

                            JPMorgan Chase Bank as Escrow Agent


                            By:/s/Rola Tseng               .
                                  Name: Rola Tseng
                                  Title: Assistant Vice President

                                                                      Exhibit 1


                               Escrow Agent's Fee

         $7,500 per annum without pro-ration for partial years. Fees are payable upon execution of the agreement

                                    Call-Back
                                    Schedule
                     Telephone Number(s) for Call-backs and
           Person(s) Designated to Confirm Funds Transfer Instructions


If to Chelsey:
TIN#: 20-0062277
Address:
c/o Wachtel & Masyr, LLP
New York, New York  10022
Attn.:  William B. Wachtel, Esq.


Wire Instructions:
JP MORGAN CHASE
ABA #021 000 021
FOR CREDIT TO CHELSEY FUNDING, LLC
ACCOUNT # 530-486261


Name                                                          Telephone Number

1.       William B. Wachtel                                   212 909 9595

2.       Lauren Durbal                                        212 909 9560


If to Richemont:
TIN#:  N/A
Address: Richemont Finance S.A.
                                      35 Boulevard Prince Henri
                                      L 1724 Luxembourg
                                      Fax:  011-4141-711-7138
                                      Attention: Alan Grieve

                                      with a copy to:
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      Four Times Square
                                      New York, NY  10036-6522
                                      Fax: (212) 735-2000
                                      Attention:  Morris J. Kramer

Wire Instructions:
UBS AG, Stamford Branch
Swift Code: UBSWUS33
For account: UBS AG, Zurich
Swift Code: UBSWCHZH80A
favour: Richemont Finance SA
account No. 273-207.932.60B


Name                                                          Telephone Number

1. Jan du Plessis                                             44-207-838-8575

2. Eloy Michotte                                              44-207-514-2743

3. Daniel E. wolf                                             212-735-3688

4. Alan Grieve                                                41-22-715-3508

Telephone call-backs shall be made to each party if joint instructions are required pursuant to the Agreement.

                                    Exhibit L

                                  BROWNRAYSMAN
                  BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP

                                                                   Sarah Hewitt
                                                                        Partner
                                                                   212-895-2190
                                                       shewitt@brownraysman.com

                                                     September 4, 2003

BY FACSIMILE AND E-MAIL

Martin Nussbaum, Esq.
Swidler Berlin Shereff Friedman, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York  10174

                  Re:  Hanover Direct, Inc.

Dear Marty:

         I am in receipt of your letter dated September 2, 2003 that was faxed to me by your firm for the first time at 3:16 p.m.
today.

         Let me first address your disingenuous comments about the nature of the meeting between representatives of Chelsey Direct, LLC ("Chelsey") and members of the Board of Directors and management of Hanover Direct, Inc. ("Hanover" or the "Company"). First, I clearly stated in my letter to you that Chelsey was asked for its "specific counteroffer to the Company's July 7, 2003 proposal" in addition to its specific proposal for the terms of an exchange offer by which the Series B Preferred Stock would be exchanged for Common Stock of the Company and its vision and proposed plan for value creation opportunities at the Company above and beyond those currently articulated by management in its recent SEC filings and other public statements. Mr. Shull asked about Chelsey's counteroffer to the Company's July 7, 2003 proposal because no reference had been made to it in Chelsey's presentation up to that point. While you told me your personal view of the wisdom of a counteroffer prior to the meeting, you also told me you would confer with your client on that request to ascertain their view. While Chelsey tenaciously asserts that its recapitalization proposal brings value to both the Company's Series B Preferred and Common stockholders, it remains Hanover's firm belief that a purchase by Hanover of Chelsey's entire equity position would provide the most meritorious resolution of value apportionment between the holders of the Company's Series B Preferred and Common Stock. In light of the Company's recent discovery of the undisclosed Escrow and Side Letter Agreements between Chelsey and Richemont Finance S.A. ("Richemont") through the document discovery in the litigation rather than in the parties'
Schedule 13D filings, the Company believes it can better understand now why its various buyback offers were not seriously considered by nor economically attractive to Chelsey.

Martin A. Nussbaum, Esq.
September 4, 2003
Page 2

Let me now address your letter of September 2, 2003 point by point.

(1) By Chelsey's own admission on multiple occasions, Chelsey has conducted no analysis of the existing or future operating potential of the Company's business and Chelsey has also stated that it has no strategic vision for the Company. Given this, what is the basis for your statement that "[e]ven after reflecting dilution in the Common Stock, the current Common Stockholders would achieve greater value than is currently available to them under any likely growth plan"?

(2) Hanover is in no way embarrassed by the manner in which its Board, Board Committees, management and advisors have conducted themselves in all discussions with either Chelsey or Richemont. In no instance did Chelsey ever discuss a "three way transaction which would ultimately result in Hanover's repurchase of the block" with Hanover's management, the Transactions Committee or the Board as confirmed in the various minutes, contemporaneous notes and recall of all of the Hanover participants involved in these discussions.

(3) It is in no way disingenuous to request that parties involved in negotiations with public companies first execute a confidentiality agreement to protect the public company's material, non-public information or to expect that the parties to such agreements would honor those agreements. And, as previously stated, Hanover is completely unaware of any efforts by Chelsey to arrange a three party transaction.

(4) The Company's actions at all times were consistent with its duty to ensure that the transfer of its publicly traded shares was properly made pursuant to applicable laws. Mr. Shull's purchases of an aggregate of 50,000 shares of common stock were made consistent with the Company's Securities Trading Policy and applicable laws.

(5) The Company again refers you to its filings of its Current Report on Form 8-K made with the Securities and Exchange Commission (the "SEC") on November 21, 2002 and subsequent filings. The Company notes that it had no obligation to redeem any Series B Preferred Stock in 2003. Rather, if the Company does not redeem one-half the Series B Preferred shares by August 31, 2003, it is required to offer to add two Series B Preferred members to its Board of Directors. As you are aware, the Company currently stands ready and willing to facilitate the temporary addition of the Series B Preferred directors to its Board should Chelsey so elect and has already contacted Chelsey with respect to the process.

(6) The Company again refers you to its filings of its Current Report on Form 8-K made with the SEC on November 21, 2002 and subsequent filings. The Company clearly acknowledges and will abide by its obligations to the holders of the Series B Preferred Stock under the Certificate of Designations. Nothing in the Delaware General

Martin A. Nussbaum, Esq.
September 4, 2003
Page 3


      Corporation Law would require the Company to render itself insolvent or imprudently sell assets or otherwise put at risk potential value for all shareholders in order to redeem the Preferred Stock.

(7) Your characterization of Hanover's operating improvement and comparative EBITD from fiscal 2000 to fiscal 2002 is inaccurate. As reflected in the Company's 2002 Annual Report to Shareholders, its comparative EBITDA has improved by $44.4 million dollars excluding "the disposal of operations." The Company has frequently discussed or disclosed in its various public filings its strategic plans and prospects.

(8) Hanover has made, and will continue to make, accurate and complete public disclosures, including with respect to any asset sales or strategic initiatives, at the appropriate time.

(9) The Company does not understand the basis for your math, particularly given the fact that Chelsey has not conducted any relevant analysis of the Company's business or operations.

(10) The Company remains mystified by Chelsey's disinclination to enter into a confidentiality agreement particularly when it is standard practice to request that parties involved in negotiations with public companies first execute a confidentiality agreement to protect the public company's material, non public information and by Chelsey's apparent lack of understanding that the Company would expect that the parties to such agreements would, in fact, honor those agreements.

(11) The Company again requests that Chelsey review the Company's public disclosures to better understand the Company's liabilities and contingent liabilities in order to factor them into its financial analysis. The Company does not share your view as to its ability to refinance its secured lending facility.

         The Company would like to remind you that Chelsey's independently initiated contacts with the Transactions Committee's financial advisors, the Company's law firms, and the Company's lenders, vendors, and Board members, amongst others, may at a minimum have the appearance of impropriety and the Company respectfully requests that they cease immediately so the parties' good faith efforts may proceed.

         While the Company's representatives continue to review the Chelsey proposal, the Company does not see how Chelsey can say that its proposal is the only possible opportunity to create value for all the Company's shareholders which, of course, is the duty of all concerned.

Martin A. Nussbaum, Esq.
September 4, 2003
Page 4


         This letter is written without prejudice to the rights of the Company, all of which are hereby expressly reserved.


                                  Very truly yours,


                                  Sarah Hewitt


cc:      Thomas C. Shull
         Leslie A. Lupert, Esq.
         William B. Wachtel, Esq.


BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP 900 Third Avenue New York, NY 10022 T 212-895-2000 F 212-895-2900 brownraysman.com

                                    Exhibit M

                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP



                               NEW YORK OFFICE
                          THE CHRYSLER BUILDING           WASHINGTON, DC OFFICE
                             405 LEXINGTON AVENUE        THE WASHINGTON HARBOUR
MARTIN NUSSBAUM               NEW YORK, NY 10174   3000 K STREET, NW, SUITE 300
TELEPHONE:  (212) 891-9276 TELEPHONE (212) 973-0111  WASHINGTON, DC  20007-5116
FACSIMILE:  (212) 891-9255 FACSIMILE (212) 891-9598  TELEPHONE : (202) 424-7500
MNUSSBAUM@SWIDLAW.COM         WWW.SWIDLAW.COM        FACSIMILE:  (202) 424-7647


                                                  September 8, 2003

BY FACSIMILE AND E-MAIL

Sarah Hewitt, Esq.
Brown Raysman Millstein Felder & Steiner
900 Third Avenue
New York, New York 10022

                  Re:      Hanover Direct, Inc. ("Hanover")

Dear Sarah:

         Thank you for your very prompt reply to my letter to you erroneously dated September 2, 2003. On behalf of our client, Chelsey Direct, LLC ("Chelsey"), I am responding to your letter, dated September 4, 2003.

         A review of the materials produced to date has indicated that your reply is but the latest in a fulsome stream of correspondence that you and your client have been conducting, first with Richemont Finance S.A. ("Richemont") and its counsel and now with our client and us. The accuracy of the positions that you express has not increased with time or repetition; and we generally concur with the dismissal of those positions by our predecessors. It is interesting to note, however, that the contentious attitude of Hanover's management preceded Chelsey's purchase of Richemont's position, and the alleged violation by Richemont of purported obligations to Hanover.

         While you maintain that my comments about the nature of the meeting between representatives of Chelsey and Hanover were "disingenuous," you have not indicated any inaccuracy in those comments. The recapitalization proposal presented by Chelsey is a response and "specific counteroffer." It represents a repurchase of the Series B Preferred Shares owned by Chelsey for a package of newly issued preferred and common shares. Hanover's management may be obsessed with the notion that the Common Shareholders would do better with a cash repurchase; but this would only be true if Chelsey were

                                                                  Page 34 of 35
Sara Hewitt, Esq.
September 8, 2003
Page 2 of 3

prepared to accept something approximating the unacceptable price proposed by Hanover's management.

         You have asked in numerous ways how Chelsey can be so sure that its recapitalization proposal will be beneficial to the Common Stockholders, since Chelsey has not had access to inside information and has not developed its own strategic plan for the Company. This question has been answered by Chelsey on numerous occasions. The Series B Preferred Shares owned by Chelsey today have a liquidation preference of approximately $110,000,000. Chelsey has offered to cut this obligation in half (with one half to be embodied in a security with more benign terms to Hanover) and to accept Common Shares in exchange for the liquidation preference that was foregone at a rate equal to 300% of the then price of the Common Stock.

         As Chelsey has noted on numerous occasions, Hanover's value would have to grow at an extraordinary rate in order for the existing Common Shares to achieve a value equal to or greater than the value than those shares would achieve by virtue of the recapitalization proposal. Accordingly, Hanover's Common Stockholders will benefit from the recapitalization proposal under any realistic scenario, whether the current plans of management are implemented or changed in the future by the Board of Directors. The absence of a specific, pre-formulated strategy by Chelsey is not necessary for Chelsey to reach its conclusion with respect to the attractiveness of the recapitalization proposal.

         To achieve a greater benefit for its current Common Shareholders, Hanover would have to achieve an extraordinary rate of growth while satisfying its obligations to the Series B Preferred shareholder. A regular theme of Hanover's correspondence and public disclosure has been to distort those obligations. Contrary to the statements made by Hanover and its representatives, Hanover cannot merely allow the Series B Preferred Shares to accrete through August 2005 and then allow it to remain in place. To the extent that the fair market value of Hanover's assets exceeds its liabilities and nominal stated capital it is required to redeem preferred shares. If it cannot redeem all of the Series B Preferred shares, it must redeem as many shares as it can and continue to do so until all of the Series B Shares are redeemed. I would be interested to review any authority on which you rely to the effect that Hanover would not have to "put at risk potential value for all shareholders in order to redeem the Preferred Stock."

         The intentional obtuseness on which Hanover's management must rely to attempt to justify its positions is further evidenced by your assertion on their behalf that Chelsey never proposed a three party transaction. To review, Chelsey (one party) suggested to Hanover that Chelsey would purchase from Richemont (a second party) its Hanover securities and exchange those securities with Hanover (the third party) for a new package of securities. What is disturbing is the false assertion that Hanover was unable to pursue this option because of a confidentiality obligation to Richemont. In fact, Richemont encouraged Hanover to pursue such a transaction. Similarly, Hanover has not been

                                                                  Page 35 of 35
Sara Hewitt, Esq.
September 8, 2003
Page 3 of 3

able to square the proposition that Richemont was in possession of inside information making it unlawful for it to engage in a transaction in Hanover securities with a sophisticated party in a private transaction at the same time that Hanover's CEO, in possession of the same information, was acquiring Hanover stock.

         We will not bother to debate with you further the correctness of Hanover's public filings, the results of its operations, whether it is relevant whether it matters that it is merely "unlikely" that it will be able to redeem the Series B Preferred shares as scheduled, or the appropriateness of broad confidentiality agreements when no confidential information has been requested. While Chelsey believes that the Escrow and Side Letter to which you refer are not material since they merely provide support for indemnification obligations, which were set forth in the exhibit to Chelsey's prior 13D. Chelsey will nonetheless file these agreements as exhibits to its next Schedule 13D amendment, to eliminate this red herring.

         Finally, I note that you caution Chelsey against contacting "the Company's law firms" in addition to the Transaction Committee's financial advisor and Board members, among others. .It is not clear to me that I am not running afoul of your admonitions by even responding to your letter. Your and management's attempts to control who can talk to whom, are rife with actual and apparent improprieties, as those attempts interfere with the supposed independent functioning of the Transactions Committee. It is difficult to reconcile this attempt to stifle dialogue with a good faith effort to act in the best interests of the Company's shareholders, which you and your clients are obliged to do. Again, as noted in the past by Richemont and its counsel, Chelsey, as an outside shareholder is not subject to those duties.

                                Very truly yours,



                                 Martin Nussbaum

cc:      William B. Wachtel